Schedule I

Executive Officers and Directors of APO Corp.

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Scott Kleinman, Co-President	Executive officer, manager and director of APO Corp. and other related investment managers and advisors.	9 West 57th Street, New York, New York 10019	United States
James Zelter, Co-President	Executive officer, manager and director of APO Corp. and other related investment managers and advisors.	9 West 57th Street, New York, New York 10019	United States
Johannes Worsoe, Chief Financial Officer	Executive officer, manager and director of APO Corp. and other related investment managers and advisors.	9 West 57th Street, New York, New York 10019	United States